UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VALENS SEMICONDUCTOR LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

M9607U115

(CUSIP Number)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PTK Holdings LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --6,605,000--
	6.	SHARED VOTING POWER --0--
	7.	SOLE DISPOSITIVE POWER --6,605,000--
	8.	SHARED DISPOSITIVE POWER --0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --6,605,000--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

**	Based on 98,094,171 ordinary shares outstanding as of October 1, 2021 as set forth in Valens Semiconductor Ltd.’s prospectus dated October 27, 2021.

Item 1(a). Name of Issuer:

Valens Semiconductor Ltd.

Item 1(b). Address of Issuer’s Principal Executive Offices:

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

Item 2(a). Name of Person Filing:

PTK Holdings LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

c/o Corporation Service Company

251 Little Falls Drive

Wilmington, New Castle County, Delaware 19808

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Ordinary Shares, No Par Value

Item 2(e). CUSIP Number:

M9607U115

Item 3. Not Applicable.

Item 4. Ownership.

PTK Holdings LLC:

(a)	Amount beneficially owned: 6,605,000 Shares

(b)	Percent of class: 6.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: --6,605,000--

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: --6,605,000--

(iv)	Shared power to dispose or to direct the disposition of: --0--

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2022

PTK HOLDINGS LLC

By:	/s/ Peter Kuo
Name:	Peter Kuo
Title:	Managing Director